UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34706

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TEXAKOMA FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5601 GRANITE PARKWAY, STE. 800, GRANITE PARK 3

(No. and Street)

PLANO	TEXAS	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN J. LATORRE 972-701-9106   SLATORRE@TEXAKOMA.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DANCE, BIGELOW & CO., PC

(Name – if individual, state last, first, and middle name)

3492 LONG PRAIRIE RD., STE 100	FLOWER MOUND	TX	75022
(Address)	(City)	(State)	(Zip Code)

MARCH 24, 2009	3418
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. LATORRE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TEXAKOMA FINANCIAL, INC. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
STATE OF TEXAS
HAGEN E. VASEK
My Notary ID # 128712295
Expires August 17, 2027

Signature: _____

Title: PRESIDENT

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2025 AND 2024



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texakoma Financial, Inc. as of December 31, 2025 and 2024, the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texakoma Financial, Inc.'s management. Our responsibility is to express an opinion on Texakoma Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texakoma Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow + Co., P.C.

We have served as Texakoma Financial, Inc.'s auditor since 2000.
Flower Mound, TX
February 25, 2026

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025 AND 2024

<u>ASSETS</u>

	2025	2024
ASSETS:		
Cash	$ 752,671	$ 781,088
Accounts receivable-affiliate	166,454	153,450
Accounts receivable-other	58,275	52,191
Prepaid expense	55,558	19,315
Total current assets	1,032,958	1,006,044
Deferred tax asset	3,261	10,864
TOTAL ASSETS	$ 1,036,219	$ 1,016,908

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

	2025	2024
LIABILITIES:		
Accrued commissions	$ 75,428	$ 106,321
Accrued expenses and other	176,247	154,642
Total liabilities	251,675	260,963
STOCKHOLDER'S EQUITY :		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	57,737	29,138
Total stockholder's equity	784,544	755,945
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,036,219	$ 1,016,908

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
REVENUE:		
Commission revenue	$ 1,375,038	$ 1,193,924
Reimbursed expenses	1,352,401	1,655,588
Officer compensation	319,506	433,590
Additional compensation	274,959	84,172
Manager overrides	156,143	147,355
Training salaries	329,913	246,995
Total revenue	3,807,960	3,761,624
EXPENSES:		
Commissions	1,237,415	1,145,049
Salaries and wages	1,315,087	1,218,754
Payroll and general taxes	245,939	273,104
401(k) contributions	27,908	27,993
Registration	9,753	11,649
Professional fees	50,050	49,275
Administration	13,837	95,260
Compliance expense	288,379	264,762
Leads	163,881	243,390
Rent	180,574	310,478
Communications	21,372	19,403
Postage and delivery	20,520	30,863
Other operating expenses	196,942	68,230
Total expenses	3,771,657	3,758,210
INCOME BEFORE INCOME TAXES	36,303	3,414
PROVISION FOR INCOME TAXES		
Deferred tax expense	(7,704)	(731)
NET INCOME	$ 28,599	$ 2,683

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2025 AND 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2023	$ 6,000	$ 720,807	$ 26,455	$ 753,262
Net income			2,683	2,683
BALANCE, DECEMBER 31, 2024	6,000	720,807	29,138	755,945
Net income			28,599	28,599
BALANCE, DECEMBER 31, 2025	$ 6,000	$ 720,807	$ 57,737	$ 784,544

The accompanying notes are an integral part of these financial statements.


TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024


	2025	2024
Cash flows from operating activities -		
Net income	$ 28,599	$ 2,683
Adjustments to reconcile net earnings to net cash		
provided (used) by operating activities -		
Net Change:		
Accounts receivable	(19,088)	(2,781)
Prepaid expenses	(36,243)	(2,048)
Deferred tax asset	7,603	713
Accounts payable-trade	-	(143)
Accrued commissions	(30,893)	17,514
Accrued expenses and other	21,605	40,732
Net cash provided by operating activities	(28,417)	56,670
Cash at the beginning of the year	781,088	724,418
Cash at end of year	$ 752,671	$ 781,088
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 102	$ -


The accompanying notes are an integral part of these financial statements.


1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization -

Texakoma Financial, Inc. ("the Company"), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Basis of Presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable -

Accounts receivable are carried at the outstanding amount due, less an allowance for credit losses, if an allowance is deemed necessary. Due to the nature of the Company's contracts (see below and note 6), management considers all accounts receivable to be fully collectible. Accordingly, no allowance for credit losses has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Accounts receivable comprise trade accounts receivable and amounts due from related parties. Trade accounts receivable include amounts that were received subsequent to the balance sheet date and were accrued as receivables.

Revenue -

All of the Company's revenues are generated by services provided to affiliated companies pursuant to two contracts (see below and note 6). A portion of these revenues resulted from, and are a product of, the reimbursement of the Company's expenses incurred under the contracts (see note 7).

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

New Business Contract -

On April 21, 2025, the Company entered into a Soliciting Dealer Agreement with Arete Wealth Management, LLC (the "Managing Broker Dealer") and Texakoma Resources Partners '25, LP, a Texas Limited Partnership ("TRP25") which is managed by Texakoma Resources, LLC ("TRL"), its Managing General Partner and an affiliate of the Company (see note 6). Pursuant to the terms of the agreement, starting in May 2025, the Company sold partnership units in TRP25.

Recently adopted accounting pronouncements -

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU 2023-09 requires public entities to disclose, on an annual basis, a tabular tax rate reconciliation using both percentages and currency amounts with specific categories, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. Additionally, all entities are required to disclose income taxes paid, net of refunds received, disaggregated by federal, state/local, and foreign taxes and by individual jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU also requires additional qualitative disclosures. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. The ASU will impact the Company's income tax disclosures, but not its results of operations, cash flows and financial condition.

2.   **BROKER-DEALER – SINGLE REPORTABLE SEGMENT**

The Company is engaged in a single line of business as a broker-dealer selling oil and gas interests. The Company has identified its President as the chief operating decision maker ("CODM"), who uses revenue and net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions regarding the maintenance of capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. As such, please refer to the accompanying Financial Statements representing the single reportable segment. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived a significant portion of its total revenue from Texakoma Exploration & Production, LLC in 2025 and 2024 (see notes 4 and 6).

3.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $500,996, which was $484,218 in excess of its required net capital of $16,778. At December 31, 2024, the Company had net capital of $520,125, which was $502,727 in excess of its required net capital of $17,398.

4.   **ECONOMIC DEPENDENCY**

The Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates the majority of the oil and gas investment ventures marketed by the Company. The loss of these ventures could have a material adverse effect on the Company.

5.   **INCOME TAXES**

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2022.

Components of Income before Income Taxes -

		2025
Domestic	$	36,303
Foreign		0
Total	$	36,303

The company solely operates within the United States.

Components of Income Tax Expense -

		Current		Deferred		Total
Federal	$	7,602	$	0	$	7,602
State		0		0		0
Foreign		0		0		0
Total	$	7,602	$	0	$	7,602

Effective Tax Rate Reconciliation -

	% of Pretax Income		Tax Effect
Tax at federal rate	21%	$	7,602
Total	21%	$	7,602

Income Taxes Paid (Cash Basis) -

		2025
Federal	$	102
State		0
Foreign		0
Total	$	102

Deferred Tax Assets-

The Company's deferred tax assets of $3,261 at December 31, 2025 and $10,864 at December 31, 2024 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $15,669 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2025, along with the expiration dates, are listed below.

Year Generated		NOL Remaining	Year of Expiration
2013	$	7,588	2033
2015		3,314	2035
2016		646	2036
2019		566	No expiration
2020		2,838	No expiration
2021		717	No expiration
	$	15,669	

Estimates for Income Taxes -

The Company has not yet filed its 2025 federal or state income tax returns. The actual amounts may differ from these estimates, but the Company does not expect any such differences to be material.

6.   RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TEP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TEP also allocated to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $723,421 in 2025 and $1,373,092 in 2024.

The majority the Company's revenues were generated by services to TEP (see note 4) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2024, has an initial term of five years unless earlier terminated as provided in the Agreement.

TEP reimbursed the Company $1,352,402 in 2025 and $1,655,588 in 2024 for operating costs, including the salaries and overhead expense allocated to the Company by TEP.

As mentioned in Note 1, the Company sold partnership units in TRP25, which is managed by TRL. Both TRP25 and TRL are under common and affiliated ownership and business management with TEP and the Company. TEP allocated to the Company $127,544 in 2025 and $43,435 in 2024 for a portion of salaries and expenses relating to the new business contract.

Accounts receivable due from TEP as of December 31, 2025 and December 31, 2024 were $166,454 and $153,450, respectively.

7.   REVENUE RECOGNITION

The Company determines revenue recognition through the following steps: (1) identification of the contract with the customer (see below); (2) identification of the performance obligations in the contract, which are the sale of securities resulting in the payment of compensation and the incurrence of expenses; (3) determination of the transaction price, which is the amount of commissions, compensation expense or expenses incurred or reimbursed; (4) allocation of the transaction price to the performance obligations in the contract, which is the amount of commissions or expenses actually incurred; and (5) recognition of revenue, which is at the point in time when the Company satisfies the performance obligation.

Revenue from TEP -

Pursuant to the Agreement (see note 6), TEP provides facilities and services to the Company and, in exchange, the Company provides placement services, regarding securities issued to investors in oil and gas programs sponsored by TEP. The Company is responsible for paying all selling concessions, commissions or other transaction-based compensation and related payroll taxes in connection with the securities issued and invoices TEP, typically on a weekly basis, for such amounts, along with any additional operating costs that may be paid by the Company. TEP is required to promptly pay any such invoice to reimburse the Company for all expenses.

Even though TEP is ultimately responsible for fulfilling the promise to drill a well for the oil and gas venture, the Company is responsible for providing securities brokerage services and, thus, acts as a principal under the contract and records revenue on a gross basis. The investors receive the securities brokerage services and are considered the customer under this arrangement.

The Company recognizes commission revenue, officer compensation, manager overrides, and training salaries when it satisfies performance obligations as evidenced by the incurrence of expenditures for the payment of commissions and compensation expenses relating to the sale of securities in oil and gas investment ventures. This recognition typically occurs on a weekly basis for commission revenue and

training salaries, and on a monthly basis for manager overrides. Officer compensation recognition occurs both on a weekly and monthly basis.

The Company recognizes reimbursed expenses revenue when it satisfies performance obligations resulting in reimbursement of operating expenses incurred in connection with the sales of securities in oil and gas investment ventures. This recognition typically occurs on a monthly basis but can occur weekly as incurred. Reimbursed expenses revenue includes professional fees of $50,050 in 2025 and $49,275 in 2024.

And lastly, the Company recognizes additional compensation revenue when it satisfies the performance obligations as evidenced by the incurrence of expenditures for the payment of additional compensation expense which typically occurs annually in December each year.

The exception to the aforementioned method occurs when a commission obligation is recorded as an advance to the respective broker prior to an oil and gas investment venture's minimum number of units being reached. Once the minimum number of units has been reached, commission expense, along with commission revenue, are recognized the following week.

The nature of the Company's business gives rise to certain types of variable consideration, including the potential refund, after a program has closed, of units which were previously sold. Any refund is made at the sole discretion of the Company. This situation might occur in rare circumstances including, but not limited to, the death of an investor. The Company does not attempt to estimate the probability of a returned unit but, instead, reverses the associated compensation revenue and expense in the week following the refund.

Revenue from TRP25 -

Pursuant to the Soliciting Dealer Agreement with Arete Wealth Management, LLC ("Arete") and TRP25 (see note 1), the Company provided placement services regarding partnership interests issued to investors for a pooled oil and gas program sponsored by TRP25. The Company receives commissions from Arete and then is responsible for paying all commissions and related payroll taxes in connection with the securities issued, typically on a weekly basis, for such amounts that are issued by the Company.

Even though TRP25 is ultimately responsible for fulfilling the promise to acquire and participate in the drilling of the wells in the pooled oil and gas program, the Company is responsible for providing securities brokerage services and, thus, acts as a principal under the contract and records revenue on a gross basis. The investors receive the securities brokerage services and are considered the customer under this arrangement.

The Company recognizes the commission revenue, when it satisfies performance obligations as evidenced by the receipt of commissions from Arete relating to the sale of the partnership interests in the pooled oil and gas program. This recognition occurs on a weekly basis.

The nature of the Company's business gives rise to certain types of variable consideration, including the potential refund, after a program has closed, of partnership interests which were previously sold. Any refund is made at the sole discretion of the Company. This situation might occur in rare circumstances including, but not limited to, the death of an investor. The Company does not attempt to estimate the probability of a returned partnership interest but, instead, reverses the associated compensation revenue and expense in the week following the refund.

8. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to the maximum amount allowed by the IRS, including catch-up contributions. The Company matched 25% of the employees' contributions up to a maximum of 6% of compensation in 2025 and 2024. The Company's contributions for the years ended December 31, 2025 and 2024 were $27,908 and $27,993, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974

("ERISA"). Participants have the right to direct how their accounts are invested within several investment options offered by the Plan.

9.   SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2025, such deposits are only insured up to $250,000.

10.   COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

11.   SUBSEQUENT EVENTS

Management is not aware of any material subsequent events through February 25, 2026, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2025

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	784,544
Less non-allowable assets:		
Accounts receivable - affiliate		166,454
Accounts receivable - other		58,275
Prepaid expenses		55,558
Deferred tax asset		3,261
Net capital		500,996
Minimum net capital required		16,778
Excess net capital	$	484,218
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	251,675
Aggregate indebtedness	$	251,675
Ratio: aggregate indebtedness to net capital:		50.23%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2025 FOCUS report is as follows:

Net capital per audit report	$	500,996
FOCUS Report		500,996
Difference	$	-

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The company claimed an exemption from 17 C.F.R. Section 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to selling oil and gas interests and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The company claimed an exemption from 17 C.F.R. Section 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to selling oil and gas interests and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2025



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Texakoma Financial, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to a broker-dealer selling oil and gas interests. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Texakoma Financial, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Dance, Bigelow & Co., P.C.

Flower Mound, TX
February 25, 2026

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142



Texakoma Financial Inc.

P: 972-701-9106
Granite Park Three
5601 Granite Parkway, Suite 800
Plano, TX 75024

Texakoma Financial, Inc.'s Exemption Report

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to selling oil and gas interests and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined